November 16, 2017

United States Securities and Exchange Commission

Attn: Edwin Kim, Attorney-Advisor

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	DSG Global, Inc.
Registration Statement on Form S-1/A
File No. 333-220850

Ladies and Gentlemen:

On November 14, 2017, the undersigned registrant (the “Registrant”) requested that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1/A to become effective on November 17, 2017, at 9:00 a.m., Eastern Standard Time, or as soon thereafter as is practicable. The Company hereby withdraws that request and plans to file an additional amendment to the Registration Statement prior to effeciveness.

Very truly yours,

DSG Global, Inc.

/s/ Bob Silzer
Bob Silzer
Chief Executive Officer